Exhibit 99.1

Press Release

ironSource to acquire mobile advertising and app monetization company Tapjoy

Acquisition is expected to strengthen ironSource’s platform offering for app developers, and is intended to further expand its customer base in games and apps beyond games

TEL AVIV, Israel, October 14th, 2021 – ironSource (NYSE: IS) (“ironSource” or the “Company”) a leading business platform for the App Economy, today announced that it entered into an agreement to acquire the mobile advertising and app monetization company Tapjoy, Inc. (“Tapjoy”).

The acquisition is expected to strengthen the ironSource platform offering for mobile app and game developers through several areas of synergy: ironSource customers will be able to generate more revenue with greater access to diversified advertiser demand, including through the Tapjoy marketplace. In addition, customers will benefit from complementary technology allowing app developers to enrich their in-game economies; and the acquisition is also intended to increase ironSource’s SDK footprint among both apps and games, growing the company’s scale in the market.

“Our platform-based approach to serving app developers means we’re able to plug in multiple strategic additions to our software platform to add more value for customers,” said Omer Kaplan, CRO and co-founder of ironSource. “This acquisition follows that strategy, ultimately allowing us to serve our customers in the most beneficial way possible, by growing our SDK footprint, improving our monetization capabilities, and positioning our platform as a deep and integral part of the in-app and in-game economy.”

“We are delighted to be joining ironSource, a leading business platform for app developers,” said Jeff Drobick, CEO of Tapjoy. “Tapjoy’s technology powers monetization, user acquisition, and customer research for some of the world’s largest brands and app developers, with our SDK integrated on approximately 66,000 apps reaching over 1.6 billion monthly active users. As the App Economy continues to grow, we believe that ironSource is the ideal partner to further leverage our products and expertise for continued growth.”

“ironSource has a long history of successful inorganic growth,” said Tomer Bar Zeev, CEO and co-founder of ironSource. “We plan to continue being acquisitive in the market to build out the only comprehensive, customer-centric business platform in the App Economy.”

ironSource will acquire Tapjoy for an aggregate purchase price of approximately $400 million, financed with cash from the balance sheet. Tapjoy experienced substantial revenue growth and is expected to generate approximately $81M in net revenues in calendar year 2021. Tapjoy is highly profitable and the transaction is accretive to ironSource in CY2022. The transaction is expected to close in Q421/Q122, subject to customary conditions including regulatory approvals. For more details, please visit ironSource’s investor relations site.

About ironSource

ironSource is a leading business platform for the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy. For more information please visit www.is.com

Media contact:

Michal Chafets

michal.chafets@is.com

+972548300831

Olivia Davis

olivia.davis@fgh.com

+1646-918-4742

Investor Relations contact:

Daniel Amir

daniel.amir@is.com

+1415-726-5900

About Tapjoy

Tapjoy is a leading mobile advertising and app monetization company. Tapjoy’s platform empowers advertisers to connect with app users through value exchange advertising that drives awareness, engagement, and the metrics that matter most to their overall growth. Top, global app publishers trust Tapjoy’s platform to monetize their content, grow their audiences, and reward their users. Founded in 2007 and headquartered in San Francisco, Tapjoy is a global organization with offices in Santa Barbara, Boston, London, Beijing, Tokyo, and Seoul. For more information, visit www.tapjoy.com.

Media Contact:

Matt McAllister

Fluid Group

matt.mcallister@fluidprgroup.com

Tapjoy Contact:

Lauren Baca

Sr. Director of Marketing

lauren.baca@tapjoy.com

Cautionary Statement Regarding Forward-Looking Statements

This press release includes various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. These statements are intended to qualify for the “safe harbor” from liability established by the Private Securities Litigation Reform Act of 1995. Examples of such forward-looking statements include, but are not limited to, statements regarding the expected timing and impact of the transaction, the benefits and cost synergies of the transaction, expected impacts to operating expenditures, ironSource’s business strategy and competitive position following the consummation of the transactions as well as ironSource’s future prospects, business strategies and projections for future periods. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, such as the failure to consummate the transaction; failure to satisfy closing conditions to the transaction; failure to realize the synergies or benefits of the transaction; and other important factors set forth under “Risk Factors” in the Company’s Registration Statement on Form F-1 (Registration No. 333-258223) originally filed with the Securities and Exchange Commission on July 28, 2021, and the Company’s other SEC filings. ironSource cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Other than as may be required by applicable laws, ironSource does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.